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                                                                       EXHIBIT 5
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                                                 EXHIBIT 5(A) TO SCHEDULE 14D-9

                      FORM OF CHANGE OF CONTROL AGREEMENT
                             (INCLUDING AMENDMENT)

[date]

[Name of executive]

Dear [executive]:

  NOTE: FOR THIS AGREEMENT TO BECOME EFFECTIVE ONE COPY, DULY SIGNED, MUST BE
         REQUIRED TO DAVID NORGARD WITHIN SEVEN (7) DAYS OF THE DATE HEREOF.

                          CHANGE OF CONTROL AGREEMENT

  WHEREAS, Elsag Bailey Process Automation, either directly or through its subsidiary by which the Executive designated herein is employed, (hereinafter, "the Company") desires to retain the services of [name of executive] (hereinafter the "Executive") and the Executive desires to continue to provide such services as [executive's title]; and

  WHEREAS, a transaction which causes a "Change of Control" in the ownership of the Company could result in a change in the status of the Executive which could be contrary to the interest of the Executive; and

  WHEREAS, the Company desires to encourage the Executive to remain fully attentive and committed to his duties with the corporation;

  NOW, THEREFORE, in consideration of the promises and the mutual agreements contained herein and intending to be legally bound, the company and the Executive agree to the following special Change of Control provisions:

  A "Change-of-Control" shall be deemed to have occurred (i) if any person or group of persons acting in concert (but excluding Finmeccanica or persons who control or are controlled by or under common control of Finmeccanica) becoming the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of any or all of the Priority Shares of the Company, or securities of the Company representing shares representing 50% or more of the total voting power represented by the Company's then outstanding voting securities (including in the determination of such outstanding voting securities, all securities, beneficially owned by such person or group); (ii) a merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) of at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;
(iii) a sale of all or substantially all the assets of the Company.

  1. If, during the period eighteen (18) months immediately following any event constituting a Change-in-Control, the Executive should be terminated from his employment with the Company or any successor Company (except for "just cause"), then the Executive shall be entitled to a notice period (or payment in lieu of) of six (6) months prior to such termination. In addition, a severance payment equal to [12, 18 or 24] months salary shall be paid immediately upon such termination. If such termination occurs within six (6) months immediately preceding a Change-of-Control (unless such termination is for "just cause") then, it shall be considered a termination in anticipation of a Change-of-Control and the Executive shall be entitled to receive at least the minimum notice, severance and bonus pay provided under this paragraph. The severance payment under this section shall be based on the higher of his base compensation in effect as of the date of the termination of employment or his base compensation in effect as of the date of the Change-in-Control. In addition, the Executive shall receive a cash payment equal to the highest short term incentive bonus paid during the last three years immediately prior to the termination times the number of years and partial years for which the Executive is entitled to Notice Period and Severance Pay. (For example, if the Executive receives 1 1/2 year of Notice and

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Severance Pay, he shall receive 12 incentive pay; if he receives 2 years
Notice and Severance Pay, he shall receive 2 years incentive pay). This provision shall constitute the full amount of Severance due the Executive in the event of Change-of-Control as defined herein.

  2. In addition, the employee and executive benefits which the Executive enjoys as of the date of the Change-in-Control or upon termination in the event of a termination "in anticipation of' a Change-of-Control, (or any changes thereto which are more favorable to the Executive) shall be provided for the period of time equivalent to the maximum severance and notice period to which the Executive is entitled (but only to the extent the Executive and his eligible dependents are not eligible to receive reasonably comparable benefits in connection with the Executive's or his eligible dependents' subsequent employment) as defined in this Agreement. This provision shall include any and all insured benefits, qualified or non-qualified benefit plans, executive insurances, executive automobile and mobile telephone, Retirement or Stock Option Plans, or any other perquisite made available to the Executive. Should, by operation of law or regulation, the Company be unable to continue the Executive's participation in any benefit plan(s) required hereunder following termination of his services hereunder, then the Company shall arrange a comparable benefit or provide a cash payment of equivalent total value to the Executive.

  3. A "constructive dismissal" entitling the Executive, at this election made within ninety (90) days thereafter, to the provisions of paragraphs 1 and 2 of this Agreement under following circumstances: (i) if the Executive is not offered a position substantially similar in scope of responsibilities which offers a total compensation, benefit and perquisite package which is comparable to that enjoyed as of the date of the Change-of-Control; (ii) if the Executive is required to change his principal residence outside of his home country; or, (iii) the failure of the Company to obtain an assumption of the obligations of the Company to perform this Agreement by any successor to the Company.

  4. The Executive, following his termination of services for whatever reason, shall not, for a period of twenty four (24) months, directly or indirectly employ or solicit (or cause or assist any other person to employ or solicit) for employment, any employee of the Company (or any of its affiliates), wheresoever situated, who was employed by the Company (or any of its affiliates) as of the date of the Executive's termination. Nor, during the employment of the Executive, the period for which the Executive is entitled to receive Severance Pay hereunder, or for eighteen (18) months in the event of a termination for "just cause", shall the Executive directly or indirectly engage, participate or be interested in as owner, officer, director, manager, employee, consultant or otherwise or have any financial interest in, or aid or assist anyone else in the conduct of any business or activity in any jurisdiction which is at the time competitive with the business of the Company or its affiliate as carried on as of such date of termination or is actively being considered (and known to the Executive) as an additional business of the Company or its affiliates on such date of termination; provided, however, that the Executive's ownership of not more than 5% of the securities of any corporation or other entity which are traded on any securities exchange or in the over-the-counter market shall not constitute a violation of this Section.

  5. "Just cause" is defined as:

  a. the willful failure of the Executive to comply with any reasonable lawful directive of Management Board of the Company;

  b. dishonesty, gross negligence or malfeasance by the Executive in the performance of his assigned duties;

  c. deliberate breach of any fiduciary duties related to the Executive's position, and if applicable, as an officer of the Company;

  d. material failure or inability of the executive to perform the normal scope of his duties hereunder.

  6. The provisions of paragraphs 1, 2, and 3 of this agreement shall be valid for a three (3) year period commencing from the date of this letter, unless extended or modified by mutual agreement.

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  7. In the event that termination protections (including notice/severance pay, executive benefit privileges, etc.) are more generous for the executive under terms of his local (meaning home country) contract or other personal employment agreement, then those benefits shall prevail over the benefits specified herein. Nothing in this Agreement is intended to diminish the protections contained in prior written agreements, which remain in effect as of the date of a Change of Control. However, in no case shall the benefits specified herein be construed to be cumulative with similar benefits contained in other agreements.

  8. Upon termination of employment under either Paragraph 1 or 3 of this Agreement, the Executive will immediately resign from any and all positions with the Company or any of its affiliates.

Sincerely,

Vincenzo Cannatelli
                                          ACCEPTED: ___________________________

                                          WITNESS: ____________________________

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[date]

[name of executive]

Dear [executive]:

  NOTE: FOR THIS AMENDMENT TO BECOME EFFECTIVE ONE COPY, DULY SIGNED, MUST BE
         RETURNED TO DAVID NORGARD WITHIN SEVEN (7) DAYS OF THE DATE HEREOF.

                   AMENDMENT TO CHANGE OF CONTROL AGREEMENT

  WHEREAS, Elsag Bailey Process Automation, N.V., either directly or through a subsidiary by which the Executive designated herein is employed (hereinafter the "Company") desires to retain the services of [name of executive] (hereinafter the "Executive") and the Executive desires to continue to provide such services as [executive's title]; and

  WHEREAS, the Company has previously entered into a Change of Control
Agreement with the Executive dated             , 1997 (the "Agreement") to
encourage the Executive to remain fully attentive and committed to his duties with the Company;

  WHEREAS, the Company desires to ensure that its executives resident in various countries who are subject to different contractual and legal protection relevant to a change of control or termination of employment shall be treated fairly and equitably; and

  WHEREAS, the Company and the Executive desire to clarify various provisions of the Agreement and amend in certain respects such Agreement;

  NOW, THEREFORE, in consideration of the promises and the mutual agreements contained herein and intending to be legally bound, the Company and the Executive agree as follows:

    1. The six (6) month notice period referred to in paragraph 1 and elsewhere in the Agreement is hereby incorporated in the Executive's severance pay period used for computing severance entitlements under the Agreement, with such notice period, therefore, being eliminated and the severance period being increased by six (6) months (as so increased the "Severance Period").

    2. Paragraph 1 of the Agreement is hereby clarified to make it clear that all payments made pursuant thereto shall be made in a lump sum distribution within five (5) days of the termination of employment (or, if later, within five (5) days of the date of a Change in Control), and is further clarified to make it clear that the reference to the "last three years" means the "most recent year (whether or not completed) for which a bonus has been paid or accrued (annualized as appropriate) and the two preceding years".

    3. To clarify and/or quantify the Executive's entitlements pursuant to paragraph 2 of the Agreement (relating to continued employee and executive benefits during the Severance Period), the Executive's entitlements pursuant to paragraph 2 of the Agreement shall be as follows (which entitlements shall be paid or commence within five (5) days of the termination of employment or, if later, within five (5) days of the date of a Change in Control):

      (a) for the Severance Period, health, life and disability coverage and use of a vehicle and mobile phone, in each case on a basis no less favorable to the Executive than the most favorable coverage or policy in effect immediately prior to (i) the date of his termination, (ii) the Change of Control, or (iii) in the case of a constructive dismissal, the occurrence of the event or circumstance giving rise to such constructive dismissal;

      (b) in lieu of continued participation in the Company's qualified (Retirement Savings Plan) and nonqualified (Excess Savings Plan) retirement program as in effect on the date hereof for the Severance

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    Period, a lump sum payment, in cash, that on an after-tax basis
    (including federal income and social security taxes, and state and local income taxes, each at the highest marginal rate), equals 6% of the total amount payable pursuant to paragraph 1 of the Agreement, or, if the Executive was not participating in such retirement program, the Executive shall be entitled to additional benefit service for a period equal to the Severance Period under any Company-sponsored pension scheme or arrangement in which the Executive was participating (or if such additional benefit service is not permissible by operation of law, an equivalent payment in lieu thereof);

      (c) in lieu of continued participation in the Company's 1993 Long-Term Stock Incentive Plan as in effect on the date hereof for the Severance Period, a lump sum payment, in cash equal to the product of
    (i) the Severance Period (expressed in years and fractions thereof),
    (ii) the value, immediately prior to a Change of Control, of a fully vested and immediately exercisable option to purchase one share of Company common stock at a strike price equal to the fair market value of such share at such time, which value shall be determined by multiplying the last closing price of such share prior to the Change of Control by 61.642% (determined by William M. Mercer, Inc. to be the Black-Scholes value of such an option, expressed as a percentage of
    market price), and (iii)            (representing the average number of
    shares subject to options granted to the Executive during the three most recent calendar years (whether or not completed) in which such grants were actually made to the Executive, excluding grants made in May, 1998 or thereafter (option grants made in a year prior to 1997 that were cancelled and reissued in 1997 in connection with a repricing are counted as grants made during such prior year, but are based on the number of shares subject to the options reissued in 1997, and such reissued options are not treated as options granted with respect to
    1997));

      (d) a lump sum payment, in cash, equal to the sum of (i) any incentive bonus which has been allocated or awarded to the Executive for a completed fiscal year or other measuring period preceding the Executive's date of termination but has not yet been paid, and (ii) for terminations occurring after December 31, 1998, a pro rata portion to such date of termination of the aggregate value of all contingent incentive compensation awards to the Executive for all uncompleted periods calculated as to each such award by assuming the achievement of the maximum performance level within the performance range established with respect to such award (or, where such maximum is incalculable, the highest such award paid to the Executive within the prior three years) and basing such pro-rata portion upon the portion of the award period that has elapsed as of the date of termination; and

      (e) a credit to the Executive's account balances under any retirement or salary deferral program of all amounts attributable to the Executive's deferrals thereunder (including matching contributions), and the full vesting of such account balances (or, where such vesting is not possible by operation of law, payment of an equivalent cash amount).

    4. The Executive shall also be entitled to reimbursement for expenses incurred by the Executive during the first six (6) months of the Severance Period in seeking employment with another employer, including the fees of a reputable outplacement organization that provides placement services for positions commensurate with the position the Executive held with the Company.

    5. [FOR U.S. EXECUTIVES ONLY:] The Company will pay to the Executive an amount that, on an after-tax basis (including federal income, excise and social security taxes, and state and local income taxes), equals any excise tax that is determined to be payable by the Executive pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") (and any interest or penalties related to the imposition of such excise tax), by reason of entitlements under the Agreement (including under paragraph 5 of this Amendment), as well as entitlements outside of the Agreement that are described in Section 280G(b)(2)(A)(i) of the Code. For purposes of this paragraph 5, the Executive shall be deemed to pay federal, state and local income taxes at the highest marginal rate of taxation. The determination as to the amount payable pursuant to this paragraph 5 shall be made by William
  M. Mercer, Inc., or such other nationally recognized consulting or accounting firm as may be agreed to by the parties.

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    6. [FOR U.S. EXECUTIVES ONLY:] The Company shall pay to the Executive all legal fees and expenses incurred in good faith by the Executive (regardless of the outcome of any legal proceeding or other contest) (i) as a result of a termination of the Executive's employment during the six (6) month period before, or the eighteen (18) month period after, a Change of Control (including all such fees and expenses, if any, incurred in disputing in good faith any such termination), or (ii) in seeking in good faith to obtain or enforce any benefit or right provided by the Agreement. For purposes of this paragraph, an Executive shall be deemed to have acted in good faith unless a court finds that the Executive's action resulting in such legal fees and expenses was frivolous. Such payments shall be made within five (5) business days after delivery of the Executive's written requests for payment accompanied with evidence of such fees and expenses.

    7. For purposes of determining whether a constructive dismissal has occurred under clause (i) of paragraph 3 of the Agreement, a position will not be treated as "substantially similar in scope of responsibilities" if such position will result in a diminution in, or assignment to the Executive of any duties inconsistent with, the nature or status of the Executive's duties, responsibilities or functions. In addition, clause (ii) of paragraph 3 of the Agreement is hereby amended to include as circumstances constituting constructive dismissal (i) any relocation that exceeds 500 city to city air miles, and (ii) any relocation that is not accompanied by a relocation package (including cost of living adjustments) reasonably acceptable to the Executive.

    8. Paragraph 4 of the Agreement is amended in its entirety to read as follows: "If there is a constructive dismissal of the Executive's employment pursuant to paragraph 3 of the Agreement entitling the Executive to the provisions of paragraphs 1 and 2 of the Agreement (other a constructive dismissal on account of a material reduction in the Executive's base salary), the Executive agrees that he shall not, for a period of 12 months following the date of his termination (i) solicit (or cause or assist any other person to solicit) for employment, any employee of the Company (or any of its affiliates), wheresoever situated, who was employed by the Company (or any of its affiliates) on the commencement of such 12 month period; or (ii) engage as a stockholder, employee, director, officer, consultant or otherwise in any enterprise anywhere in the world which is a substantial competitor of the Company, such as those competitors named in the Company's Form 20-F. This paragraph shall not bar the Executive from owning up to 5% of the outstanding securities of a publicly-held company, or from being engaged by a substantial competitor if such engagement does not involve a business activity which competes with the Company."

    9. Paragraph 5 of the Agreement is hereby amended by adding the following to the end thereof: "Prior to any termination of the Executive for just cause, the Executive must have a reasonable opportunity to cure the conduct described above after a written notice is delivered to the Executive by the Management Board, which notice specifically identifies the manner in which the Management Board believes that it has grounds to terminate the Executive for just cause. In addition, if any inability of the Executive to perform his duties is on account of a mental or physical illness or disability, the Executive shall be given at least a six month period to recover from such disability."

    10. Paragraph 6 of the Agreement is hereby clarified to make clear that the provisions of the Agreement shall remain valid so long as a Change of Control occurs within the three (3) year period commencing on the original date of the Agreement.

    11. Paragraph 7 of the Agreement shall be restated in its entirety to read as follows: "In the event that the Executive is entitled to termination protections (including cash and non-cash severance benefits) under the terms of his local (meaning home country) contract (including legally mandated benefits) or other personal employment agreement, and the Executive desires to receive such termination protections in lieu of the amounts and benefits provided under paragraphs 1 and 2, he shall notify the Company prior to the time any such amount or benefit is provided. If such notice is provided, the provisions of this Agreement shall become null and void in their entirety, and the termination protections under such local contract (including legally mandated benefits) or other personal employment agreement shall apply. If such notice is

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  not provided, the Executive shall be entitled to the amounts and benefits provided under paragraphs 1 and 2 hereunder, and shall not be entitled to the termination protections under such local contract (including legally mandated benefits) or other personal employment agreement; provided, however, that where legally mandated benefits cannot be waived under applicable law but must be paid, the amounts and benefits provided under paragraphs 1 and 2 hereunder shall be reduced by such legally mandated benefits."

    12. The Company agrees that, if the Executive is entitled to payments under the Agreement, the Executive is not required to seek other employment, or to attempt in any way to reduce any amounts payable to the Executive by the Company. Further, except as specifically provided in paragraph 2 of the Agreement, the amount of any payment or benefit provided for in the Agreement shall not be reduced by any compensation or benefits earned by the Executive as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Executive to the Company, for any breach or alleged breach of paragraph 4 of the Agreement, or otherwise. If the Executive has entered into any Proprietary Information and Conflict of Interest Agreement, the Executive's obligations thereunder not to compete shall cease upon any termination of the Executive's employment for any reason during the during the six (6) month period before, or the eighteen (18) month period after, a Change of Control.

    13. For purposes of the Agreement, a "successor" to the Company shall include any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or a significant portion (i.e., greater than 50%) of the business or assets of the Company. The term "Company" as in the Agreement shall include any successor to the Company's business or assets which assumes and agrees to perform the Agreement by operation of law, or otherwise (except in determining whether or not any Change of Control of the Company has occurred in connection with such succession) and the term "Management Board" shall include the governing body of such successor.

    14. The validity, interpretation, construction and performance of the
  Agreement shall be governed by the laws of            . The Company hereby
  consents to the jurisdiction of the courts which have jurisdiction over the place of principal employment of the Executive in any action related to the Agreement. All references to sections of law shall be deemed also to refer to any successor provisions to such sections. Any payments provided for under the Agreement shall be subject to any applicable withholding required under applicable law and any additional withholding to which the Executive has agreed.

Sincerely,

Vincenzo Cannatelli

                                          ACCEPTED: ___________________________
                                                         "THE EXECUTIVE"

                                          WITNESS: ____________________________

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                                                 EXHIBIT 5(B) TO SCHEDULE 14D-9

    [MANAGING DIRECTOR EMPLOYMENT AGREEMENT, SHOWING THE PROVISIONS OF THE AMENDMENT DATED JANUARY 30, 1998, WITH DELETED TEXT IN BRACKETS [ ] AND NEW
                          TEXT BETWEEN ASTERISKS **]

                                   AGREEMENT

  THIS AGREEMENT, entered into as of this 1st day of April 1996, by and between Elsag Bailey Process Automation, NV, a corporation organized under the laws of The Netherlands (hereinafter the "Company") and Vincenzo Cannatelli (hereinafter the "Managing Director").

                                 WITNESSETH :

  WHEREAS, the Company desires to continue to retain the services of the Managing Director and the Managing Director desires to continue to provide such services to the Company pursuant to the terms of this Agreement; and

  WHEREAS, the Company and the Managing Director desire that this Agreement supersede all prior terms of agreements and understandings related to the Managing Director's provision of services to the Company;

  NOW, THEREFORE, in consideration of the promises and the mutual agreements contained herein and intending to be legally bound, the Company and the Managing Director agree as follows:

SECTION 1. EMPLOYMENT

  A. The Managing Director is offered and does hereby accept the position of Managing Director and Chief Executive Officer of the Company. In such capacities, the Managing Director shall be responsible for the management of the Company along with the overall responsibility for the operations of the companies in the Elsag Bailey Group.

  B. The Managing Director shall execute his duties to the Company effectively, faithfully, on a full-time basis and with good conduct and shall comply with all reasonable regulations of the Company including, but not limited to, the provisions of the Proprietary Information and Conflict of Interest Agreement of the Company (a current version thereof being attached hereto and incorporated herein), as amended from time-to-time, except as the provisions thereof conflict with any provisions of this Agreement.

SECTION 2. TERM OF AGREEMENT

  A. The Managing Director shall be retained by the Company for an initial term of three (3) years from April 1, 1996. Upon expiration of the initial term, this Agreement shall be automatically *renewed for an additional three
(3) year term unless terminated by the Company with written notice at least 15 months before the expiration date and* continued until terminated by either party as hereinafter provided. Such continuation shall be at the Managing Director's last aggregate base salary in effect at the time of expiration of the initial term of the Agreement, unless increased pursuant to Section 3 Paragraph A. Should either party desire not to continue the Agreement at the end of the [initial] *additional three year* term, such party must give written notice to the other party not less than six (6) months prior to the expiration of the initial term of the Agreement.

  B. This Agreement may be terminated by the Managing Director upon six months written notice to the Company. This Agreement shall also automatically be terminated upon the death of the Managing Director. This Agreement may also be terminated by the Company at any time as follows:

    (i) Written notice to the Managing Director of six (6) months (or by payment of salary in lieu of such notice); or

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    (ii) Disability of the Managing Director as determined by the Supervisory
  Board in its sole discretion; or

    (iii) For just cause, defined as:

      (a) any material breach of this Agreement by the Managing Director or the willful failure of the Managing Director to comply with any reasonable lawful directive of the Supervisory Board or its Designated Officers;

      (b) dishonesty, *gross* negligence or malfeasance by the Managing Director in the performance of his duties hereunder;

      (c) *deliberate* breach of any fiduciary duties related to the Managing Director's position, and if applicable, as an officer of the Company;

      (d) material failure or inability of the Managing Director to perform the normal scope of his duties hereunder.

  C. The Company shall also have all rights under Dutch law to remove the Managing Director from his position with the Company as a Managing Director at any time, provided, however, that the Managing Director shall be paid any amounts to which he is entitled under Section 4.

SECTION 3. COMPENSATION

  A. The Managing Director's salary effective April 1, 1996 shall be the equivalent of US$440,000.00 (four hundred forty thousand dollars) per year (payable in such currency as the Managing Director and the Company may agree), which amount may be increased from time-to-time at the sole discretion of the Company. The salary paid the Managing Director is subject to withholdings required by law and other deductions agreed to by the Managing Director. The Managing Director shall be paid in accordance with procedures which will be agreed upon between the Company and the Managing Director based on where the Managing Director has established his residence, his principal work location, relevant regulations and related considerations. The Managing Director's salary shall not be subject to reduction without the Managing Director's agreement during the term defined herein.

  B. In order to provide the Managing Director financial incentive to achieve and/or exceed the goals of the Company and to encourage the Managing Director to continue his services to the Company well into the future, the Managing Director shall be eligible to participate in Management Incentive Plans established by the Company which shall provide the Managing Director with the opportunity to earn additional compensation based upon the financial results of the Company and upon the Managing Director's individual performance. Such plans shall be comprised of the following:

  (i) a short term portion with a target amount of incentive pay of not more than 50% of the Managing Director's aggregate base annual salary effective as of January 1 of each year to which this Agreement applies (or as of April 1, 1996 with respect to the year commencing on such date), which amount may be increased from time to time at the sole discretion of the Company. The short term incentive award will be payable annually following the close of the Company's fiscal year and upon final approval of the Supervisory Board of the Company.

  (ii) a long term portion which shall be based upon participation in the Company's Long Term Incentive Plan, which currently provides incentives based solely upon Stock Options granted from time-to-time by the Company in its sole discretion.

  It is understood that there is no guaranty of payment of any management incentive compensation and the determination of any such award is at the exclusive right of the Company in conformance with management incentive plans. Participation in such plans is in accordance with plan provisions, which are subject to amendment or modification in the exclusive discretion of the Company.

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C. BENEFITS

  1) The Managing Director is currently participating in the following benefit plans which are maintained by the Company's United States subsidiary:

  Health Plan (medical, hospitalization, dental and vision) with Executive Medical Expense Reimbursement

  Life Insurance with Optional coverage

  Retirement Savings and Excess Retirement Savings Plan

  Mandated social security and related programs

  Disability Plan (company sponsored and optional)

  The Managing Director shall be entitled to continue participation in said programs according to plan provisions (as amended from time to time by the Company in its sole discretion) so long as such programs are in effect and the Managing Director is resident in the United States and continues to provide services to the Company and shall be provided comparable local benefits made available to senior executives at the relevant local expense to him in the event that his residence in connection with the services to be provided to the Company hereunder (or an affiliate of the Company) should change from the United States to another location. For any and all length of service related benefit plans, the Managing Director's service date shall be recognized as January 1, 1982 to the extent that under the terms of the plan the plan is legally permitted to do so.

  2) The Managing Director shall be entitled to receive annually five (5) weeks of vacation (holiday) to be taken at such times as the Managing Director chooses, subject, however, to approval of the Company, in addition to the normally scheduled holidays which are recognized by the Company.

  3) The Managing Director shall be provided with an automobile along with reimbursement for insurance and operating expenses, according to the general Automobile Policy maintained by the Company. The type and size of the automobile shall be suitable and fitting for the role of the Managing Director and subject to final approval of the Company.

  4) In the event the Managing Director shall die or become permanently disabled during the term of this Agreement, Managing Director or his dependents or beneficiaries, as the case may be, shall continue to be paid such remuneration and continue to participate in such benefit programs in accordance with the practices of the local company with which he was employed at the time of his death or permanent disability. Health plan benefits (including medical, hospitalization, dental and vision) which were being provided to the Managing Director and his dependents at the time of his death shall be continued for his eligible dependents during any period of salary continuation.

  5) The Managing Director and/or his dependent family is entitled to full relocation benefits under the Company's relocation policy if, while his principal residence is outside of Italy, this Agreement should be terminated by the Company under the provisions of Section 2 Paragraph B subparagraph (i), or in the event the Managing Director shall die during the term of this Agreement. [While it is acknowledged that the Managing Director's residence in New York, New York on the date hereof, the managing Director agrees to relocate his resident to be proximate to the place determined from time to time to be the headquarters of the Company.] The Managing Director will be reimbursed for any expenses incurred in connection with any [such] relocation *of his residence* pursuant to the Company's relocation policy.

SECTION 4.  SPECIAL PROVISIONS

  A. In the event the Company elects not to continue this Agreement at the end of the initial term pursuant to Section 2 Paragraph A or in the event of the Managing Director's termination of employment by the Company pursuant to
Section 2 Paragraph B sub-paragraph (i), the Managing Director shall be entitled to receive severance pay ("Severance Pay") equal to 12 months pay in addition to any salary due until the end of the initial term of this Agreement, at his then current base salary; provided, however, that if the termination of employment occurs after the expiration of the initial term of this Agreement, such Severance Pay shall be equal to 18 months pay at his then current base salary.

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

  Severance Pay shall be in the form of salary continuation unless the parties mutually agree to otherwise pay such amounts.

  B. During any period in which Severance Pay is payable hereunder, as described above, the Managing Director shall continue to participate in those Benefit Plans described in Section 3 Paragraph C above which provide health, medical or life insurance benefits (but only to the extent that the Managing Director and his eligible dependents are not eligible to receive reasonably comparable benefits in connection with the Managing Director's or his eligible dependents' subsequent employment).

  C. In the event of termination of this Agreement by the Company, except "for cause" as defined in Section 2 Paragraph B sub-paragraph (iii), or if the Company elects not to continue this Agreement after the initial term, the Managing Director shall be entitled to retain the right to exercise any Stock Options granted pursuant to the Long Term Incentive Plan according to the time such Options are exercisable under the various Stock Option Agreements in effect at the time of termination.

  D. In the event that ownership of the Company's voting stock by Finmeccanica SpA and its affiliates at any time is not sufficient for Finmeccanica to appoint a majority of the members of the Supervisory Board of the Company, then a Change-in-Control event shall be deemed to have occurred and the following special provisions shall become effective:

  (i) The term of this Agreement shall immediately be extended until the later of the expiration of the twenty-four (24) month period following the date of the Change-in-Control or the expiration of the [initial] *additional three year* term of the Agreement.

  (ii) If this Agreement is terminated by the Company during such extended period, except "for cause" as defined above, the Managing Director shall be entitled to receive a severance benefit as defined in Section 4 Paragraph A above, but with the period during which severance payments are made after the expiration of the term of the agreement established in accordance with Paragraph D subparagraph (i) above to be equal to 18 months. The severance payment under this section shall be based on the higher of his base compensation in effect as of the date of the termination of this Agreement or his base compensation in effect as of the date of the Change-in-Control. In addition, the Managing Director shall receive a cash payment equal to the highest short term incentive bonus paid *and stock option granted* under the term of this Agreement times the number of years and partial years in which the Severance Pay is payable. (For example, if the Managing Director receives 3 years of Severance Pay, he shall receive 3 years incentive pay; if he receives 2 years and 4 months Severance Pay, he shall receive 2 1/3 years incentive pay.) This provision shall constitute the full amount of Severance Pay due the Managing Director in the event of Change-in-Control as defined herein. In addition, the Benefits described under Section 3 Paragraph C, above which provide health, medical or life insurance benefits (but only to the extent that the Managing Director and his eligible dependents are not eligible to receive reasonably comparable benefits in connection with the Managing Director's or his eligible dependents' subsequent employment) shall be provided for the period of time equivalent to the maximum severance and notice period to which the Managing Director is entitled as defined in this Agreement.

  (iii) A "constructive dismissal" entitling the Managing Director, at his election made within ninety (90) days thereafter, to the provisions of sub-paragraph (ii) of this Section under the following circumstances: a material reduction in the Managing Director's duties, responsibilities and functions (not including a mere change in the Managing Director's title); a reduction in the aggregate base compensation received by the Managing Director from the Company and each subsidiary thereof; the failure of the Company to continue to provide any of the employment benefits or perquisites described herein without substituting substantially similar benefits; or the failure of the Company to obtain an assumption of the obligations of the Company to perform this Agreement by any successor to the Company.

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

  E. Should, by operation of law or regulation, the Company be unable to continue Managing Director's participation in any benefit plan(s) required hereunder following termination of his services hereunder, then the Company shall arrange a comparable benefit or provide a cash payment of equivalent total value to the Managing Director.

  F. If the Managing Director is terminated "for cause" he shall be entitled to receive pay through his last day worked and his earned but unused vacation pay for the year of his termination. Benefit plan coverage will be treated in accordance with plan provisions or as required by law.

  G. The Managing Director, following his termination of services hereunder for whatever reason, shall not during the period for which the Managing Director is entitled to receive Severance Pay (or, if the termination is for just cause pursuant to Section 2, Paragraph B(iii), for thirty-six (36) months following his termination of services hereunder) directly or indirectly employ or solicit (or cause or assist any other person to employ or solicit) for employment, any employee of the Company (or any of its affiliates), wheresoever situated, who was employed by the Company (or any of its affiliates) as of the date of the Managing Director's termination.

  H. During the term of this Agreement and for the period during which the Managing Director is entitled to receive Severance Pay (or, if the termination is for just cause pursuant to Section 2, Paragraph B(iii), for the period of thirty-six (36) months from the date of termination of services hereunder), the Managing Director will not, directly or indirectly, engage, participate or be interested in as owner, officer, director, manager, employee, consultant or otherwise or have any financial interest in, or aid or assist anyone else in the conduct of, any business or activity in any jurisdiction which is at the time competitive with the business of the Company or its affiliates as carried on as of such date of termination or is actively being considered as an additional business of the Company or its affiliates on such date of termination; provided, however, that the Managing Director's ownership of not more than 5% of the securities of any corporation or any entity which are traded on any securities exchange or in the over-the-counter market shall not constitute a violation of this Section H.

  I. The Managing Director acknowledges and agrees that a breach by him of the restrictive covenants set forth above will cause the Company irreparable injury and damage. The Managing Director, therefore, expressly agrees that the Company shall be entitled to injunctive and/or other equitable relief to prevent an anticipatory or continuing breach of such covenants. Nothing herein shall be construed as a waiver by the Company of any right it may have or hereafter acquire to monetary damages by reason of any injury to its property, business or reputation or otherwise arising out of any wrongful act or omission of the Managing Director.

  J. While the restrictions and covenants set forth in this Agreement are considered by the parties to be reasonable under all the circumstances, it is recognized that restrictions and covenants of their nature may fail for unforeseen technical reasons. Accordingly, it is agreed that if any such restriction or covenant shall be adjudged void as going beyond what is reasonable under all the circumstances for the protection of the interests of the Company or any of its affiliates, but would be valid if part of the wording thereof were deleted or the periods (if any) thereof reduced or the range of activities or geographical area (if any) thereof reduced in scope, such restriction or covenant shall apply with such modifications as may be necessary to make it valid and effective.

SECTION 5. EFFECT OF TERMINATION

  Upon termination of this Agreement for any reason, the Managing Director shall immediately resign from any and all official positions with the Company and any of its affiliates. The Managing Director shall cooperate fully with the Company including rendering such assistance and cooperation as is reasonably requested to transition responsibilities to others.

SECTION 6.  NOTICES

  All notices given in connection with this Agreement shall be in writing and shall be deemed to have been given:

  (i)At the time delivered;

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

  (ii)At the time telecopied with confirmation by the receiving party or agent; or,

  (iii) four (4) days after deposit at any general or branch of the official postal service of the country in which the Managing Director has established his residence or the United States of America enclosed in a registered or certified, postage-paid envelope addressed to the address of the respective parties as follows:

  To the Company: Elsag Bailey Process Automation, NV
                 Schiphol Boulevard
                 1118 B6
                 The Netherlands

  To the Managing Director:
                 Vincenzo Cannatelli
                 Corso Venezia, 29
                 20121 Milano
                 Italy

  or to such other addresses as the parties provide to each other.

SECTION 7. FAILURE TO ASSERT RIGHTS AND WAIVERS

  The Managing Director's or the Company's failure to insist upon strict compliance with any provision of this agreement or the failure to assert any right the Managing Director or the Company may have hereunder, including, without limitation, the right of the Company to terminate the Managing Director with or without cause, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement. No waiver by either party of any breach by the other party of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent times.

SECTION 8. ENTIRE AGREEMENT, EFFECT ON PRIOR AGREEMENTS AND AMENDMENTS

  This Agreement constitutes the entire agreement of the parties relating to the employment of the Managing Director by the Company and supersedes all prior agreements and understandings whether written or oral, related thereto. This Agreement may not be amended or modified except in a writing signed by the Company and the Managing Director.

SECTION 9. BINDING AGREEMENTS, REQUIRED ACTIONS

  The parties respectively state that this Agreement is not contrary to any other agreement or understanding that applies to them and this Agreement will be a binding and valid obligation. The parties agree to execute such documents and to take such further actions as are necessary to accomplish the intent of this Agreement. If during the term of this Agreement, the Managing Director is serving as a member of the Supervisory Board of the Company and any action is to be or any be taken by the Supervisory Board with respect to his employment or benefits under this Agreement, the Managing Director agrees that such action may be considered and taken solely by the other members of the Supervisory Board.

SECTION 10. ASSIGNMENT

  This Agreement is personal to the Managing Director and shall not be assignable by the Managing Director to any other person or entity. The Company's rights and obligations under this Agreement shall inure to the benefit or and be binding upon the successors and assigns of the Company upon any sale of all or substantially all of the Company's assets or upon any merger or consolidation of the Company with any other corporation or entity.

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

SECTION 11. GOVERNING LAW

  The validity, interpretation, construction, performance and enforcement of this Agreement shall be governed by the laws of The Netherlands. Any controversy arising under this Agreement or its enforcement shall be subject to the exclusive jurisdiction of the Court of Amsterdam in the first instance.

SECTION 12. INVALIDITY

  The invalidity or unenforceability of any term of this Agreement shall not invalidate or otherwise affect any other term of this Agreement which shall remain in full force and effect.

SECTION 13. HEADINGS

  The headings contained herein are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

SECTION 14. COUNTERPARTS

  This Agreement may be executed in counterparts, each of which shall be deemed an original.

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

FOR THE COMPANY:                          FOR THE MANAGING DIRECTOR:

BY __________________________________     -------------------------------------

ITS Chairman of the Supervisory Board

WITNESS:                                  WITNESS:

-------------------------------------     -------------------------------------
NAME                                      NAME

-------------------------------------     -------------------------------------

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